Exhibit 17.1

RESIGNATION OF THOMAS J. MCLEER
AS DIRECTOR AND OFFICER OF OZOP SURGICAL CORP.

A Nevada Corporation

I, Thomas J. McLeer, Director and Chief Operating Officer of Ozop Surgical Corp., a Nevada Corporation hereby tender and submit this resignation from the Board of Directors and as Chief Operating Officer of Ozop Surgical Corp. My resignation does not imply or infer any dispute or disagreement relating to the Company’s operations, policies or practices in any way. I wish the Company much success in its future endeavors.

Dated, this 23rd day of October, 2019.

Thomas J. McLeer